AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 2002

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                 ---------------

                                   ANTENNA TV
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ANTENNA TV S.A.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                           AMERICAN DEPOSITARY SHARES
                         (EACH AMERICAN DEPOSITARY SHARE
                  REPRESENTING ONE HALF OF ONE ORDINARY SHARE)
                         (TITLE OF CLASS OF SECURITIES)

                                   03672N 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                                 ---------------

                               Nikos Angelopoulos
                             Kifissias Avenue 10-12
                                 Maroussi 151 25
                                 Athens, Greece
                                (30) 10 688-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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[LOGO - ANTENNA TV S.A.]


         FOR IMMEDIATE RELEASE                          OCTOBER 11, 2002

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    ANTENNA TV FORMS SPECIAL COMMITTEE AND RETAINS PIRAEUS BANK AS FINANCIAL
                                     ADVISOR

         Antenna TV S.A. announced today that it has formed a special committee of independent directors, namely, professor Panagiotis Fotilas (chair) and Mr.George Antypas, to review the terms of the transaction proposed by the Kyriakou family and make a recommendation to the full Board of Directors. Companies controlled by members of the Kyriakou family will, as soon as practicable, be making a tender offer for all the Company's outstanding ordinary shares (the "Ordinary Shares") and American Depositary Shares (each representing one half of one Ordinary Share (the"ADSs")) not already owned by the members of the Kyriakou family, at US $2.40 per Ordinary Share or $1.20 per ADS, in cash. The company also wishes to announce that the special committee has retained Piraeus Bank ("Piraeus Bank"), to act as its financial advisor. Basil T. Patkos has been retained to act as legal counsel to the special committee. Once the formal valuation and fairness opinion are available, the special committee will be in a position to make a recommendation to the board of directors of Antenna TV with respect to the transaction.

Antenna strongly urges shareholders to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer expected to be filed with the U.S. Securities and Exchange Commission, when they become available, because they will contain important information. The tender offer statement will be filed by companies controlled by members of the Kyriakou family with the SEC, and the solicitation/recommendation statement will be filed by Antenna TV with the SEC. Shareholders will be able to receive these documents, as well as other documents filed by Antenna with the SEC, free of charge at the SEC's website HTTP://WWW.SEC.GOV, or from Antenna at the following contact number(IR Office,Tel.:++30 10 688 6500).

         BACKGROUND NOTES
         ----------------

Antenna is a leading media group in Greece. It owns and operates Antenna TV, the leading television broadcast network and producer of television programming in Greece, and Antenna FM, a leading radio station in the greater Athens area. Antenna has a controlling interest in a publishing company, Daphne Communications, which publishes 12 consumer and technical magazines. Antenna also distributes television programming for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia. We also own interests in three Bulgarian media businesses, including a 100% interest in Nova Television, a commercial television network in Bulgaria. We have also begun to establish a presence in the Greek Internet sector. Since March 1999, Antenna TV's shares, in the form of ADRs, have been listed on NASDAQ, under the symbol "ANTV", and on the London Stock Exchange, under the symbol "AEVD".